EXHIBIT 99.1

CAPITALISATION
The following table shows the Group’s capitalisation and indebtedness on a consolidated basis in accordance with IFRS as at 31 March 2021. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

31 March 2021
Capitalisation	£m

Equity
Ordinary shareholders’ equity	43,427
Other equity instruments	5,906
Non-controlling interests	197
Total equity	49,530

Indebtedness
Subordinated liabilities	13,468
Debt securities
Debt securities in issue	83,784
Liabilities held at fair value through profit or loss	6,775
Total debt securities	90,559
Total indebtedness	104,027

Total capitalisation and indebtedness	153,557
Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 31 March 2021, all indebtedness was unsecured except for £25.1 billion of securitisation notes and covered bonds and £1.7 billion of debt securities issued by the Group’s asset-backed conduits.
There have been no issuances or redemptions of subordinated liabilities since 31 March 2021.
There has been no material change in the information set forth in the table above since 31 March 2021.